FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended September 30, 2015

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 0-23333

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Timberland Bank Employee Stock Ownership and 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Timberland Bank
624 Simpson Avenue
Hoquiam, Washington 98550

Financial Statements and Exhibits

		Page

(a)	Report of Independent Registered Public Accounting Firm	1

(b)	Financial Statements

	Statements of Net Assets Available for Benefits at September 30, 2015 and 2014	2

	Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2015	4

	Notes to the Financial Statements	5

(c)	Supplemental Schedule

	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

(d)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16

Signature

                 The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

________________________________________________
Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan

By:	/s/Dean J. Brydon
	Dean J. Brydon	(name)
	Chief Financial Officer	(title)
	Timberland Bank	(bank)

Date:  March 28, 2016

Timberland Bank Employee Stock Ownership and 401(k) Plan

Financial Report
September 30, 2015

Timberland

Bank

Employee

Stock

Ownership

And

401(k)

Plan

Financial

Report

September 30

2015

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2-3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-15

Report of Independent Registered Accounting Firm

To the Plan Administrator, Investment and Benefit Committees
   of Timberland Bank Employee Stock Ownership and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan (the “Plan”), as of September 30, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended September 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan as of September 30, 2015 and 2014, and the changes in its net assets available for benefits for the year ended September 30, 2015 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of September 30, 2015 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

PMB HELIN DONOVAN, LLP

/s/PMB HELIN DONOVAN, LLP

Seattle, Washington
March 28, 2016

Financial

Statements

Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

		September 30, 2015

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Stable value common collective trust fund	$968,624	$--	$--	$968,624
Other common collective trust fund	8,940,649	--	--	8,940,649
Timberland Bancorp, Inc. (“Bancorp”) common stock	3,093,011	6,041,159	1,344,243	10,478,413
Total investments	13,002,284	6,041,159	1,344,243	20,387,686

Cash	34,984	743	2,313	38,040

Total assets	13,037,268	6,041,902	1,346,556	20,425,726

Liabilities

Related party note payable	--	--	1,766,337	1,766,337

Net assets available at fair value	13,037,268	6,041,902	(419,781)	18,659,389

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(23,998)	--	--	(23,998)

Net assets available for benefits	$13,013,270	$6,041,902	$(419,781)	$18,635,391

See notes to financial statements.

Statements of Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

		September 30, 2014

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Assets
Investments, at fair value:
Stable value common collective trust fund	$711,865	$--	$--	$711,865
Other common collective trust funds	9,579,589	--	--	9,579,589
Bancorp common stock	3,191,111	5,945,741	1,672,708	10,809,560
Total investments	13,482,565	5,945,741	1,672,708	21,101,014

Cash	41,488	730	2,333	44,551

Total assets	13,524,053	5,946,471	1,675,041	21,145,565

Liabilities

Related party note payable	--	--	2,182,731	2,182,731

Net assets available at fair value	13,524,053	5,946,471	(507,690)	18,962,834

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,557)	--	--	(1,557)

Net assets available for benefits	$13,522,496	$5,946,471	$(507,690)	$18,961,277

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2015

	Participant	Nonparticipant-Directed
	Directed	Allocated		Unallocated		Total
Additions to net assets
Investment income:
Net appreciation in fair value of investments:
Stable value common collective trust fund	$20,275	$	- -	$	- -	$20,275
Other common collective trust funds	22,576		- -		- -	22,576
Bancorp common stock	97,215		66,121		105,844	269,180
Interest and dividends	74,570		170,007		- -	244,577
Contributions:
Employer	312,985		- -		418,865	731,850
Participant	612,936		- -		- -	612,936
Allocation of 35,266 shares of
Bancorp common stock	- -		264,324		- -	264,324
Total additions to net assets	1,140,557		500,452		524,709	2,165,718

Deductions from net assets
Interest expense	- -		- -		172,476	172,476
Benefit payments	1,649,783		405,021		- -	2,054,804
Allocation of 35,266 shares
of Bancorp common stock	- -		- -		264,324	264,324
Total deductions from net assets	1,649,783		405,021		436,800	2,491,604

Net (decrease) increase	(509,226)		95,431		87,909	(325,886)

Net assets available for benefits

Beginning of year	13,522,496		5,946,471		(507,690)	18,961,277

End of year	$13,013,270		$6,041,902		$(419,781)	$18,635,391

See notes to financial statements.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership and 401(k) Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Timberland Bank Employee Stock Ownership and 401(k) Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan (“ESOP”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is designed to comply with Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (“Code”) and the regulations thereunder.  The Plan is administered by Pentegra Retirement Services. Pentegra Trust Company is the trustee for Bancorp stock and Reliance Trust Company is the trustee for all other funds in the Plan.  Timberland Bank (“Company”) is the wholly owned subsidiary of Timberland Bancorp, Inc. (“Bancorp”).  The Plan has been amended and restated to comply with the Pension Protection Act of 2006 and subsequent legislation, regulations and guidance of general applicability.

The Plan purchased Bancorp common stock using proceeds borrowed from the Bancorp to fund the ESOP portion of the Plan.  The borrowing is scheduled to be repaid over a period of 21.25 years by fully deductible Company contributions to the Plan.  As the Plan makes each payment of principal and interest, an appropriate percentage of stock is released and allocated annually to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of Bancorp common stock and guaranteed by the Company.  The Bancorp has no rights against shares once they are allocated under the Plan.  Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:
  The accounts of employees with rights under the Plan in allocated Bancorp common stock, whether or not vested (Allocated)
  Bancorp common stock not yet allocated to employees (Unallocated)
Voting Rights

Each participant may direct the trustee as to the voting rights attributable to allocated shares of Bancorp common stock held in the ESOP component of the Plan.  Any allocated Bancorp common shares in which voting instructions are not received, unallocated Bancorp common shares under the ESOP component of the Plan, and Bancorp common shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility for Participation and Contributions

The Plan covers substantially all employees of the Company or an affiliated entity (other than those excluded under the terms of the Plan) who have one year of service and are 21 years of age or older.  Generally, a year of service is credited upon the completion of at least 1,000 hours of service within a plan year (October 1 to September 30).  The Plan provides entry dates on the first day of each calendar quarter.  However, employees who are at least age 21, but have not been credited with a year of service, are eligible to make 401(k) contributions as of the first day of the month after employment.  Effective for plan years commencing on or after October 1, 2015, the age requirement is reduced to age 18 for purposes of making 401(k) contributions and being allocated safe harbor profit sharing contributions. Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that Plan year.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 1 - Plan Description and Basis of Presentation (continued)

401(k) and Company Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of annual compensation as set by law ($18,000 for 2015 and $17,500 for 2014).  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions).  401(k) contributions will be made on a pre-tax basis.  Effective for the plan years commencing on or after October 1, 2015, Roth 401(k) contribution also will be permitted. The Company makes an annual safe harbor profit sharing contribution of three percent of eligible compensation, with additional amounts contributed at the option of its Board of Directors.  The Company also makes contributions necessary to repay the ESOP loan.

Participants age 50 and older during the Plan year are permitted to make elective 401(k) catch-up deferrals in accordance with Section 414(v) of the Code.  For 2015 and 2014, the maximum catch-up deferral by law was $6,000 and $5,500 per year, respectively.

Participants may direct the investments of their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan’s literature.

Participant Account Allocations

If participants are eligible the participant’s account is credited with allocations of the (a) Company’s safe-harbor contribution, (b) Company’s discretionary contribution, (c) Bancorp common stock released as a result of the ESOP loan repayments, (d) participant’s 401(k) and catch-up contributions, (e) the Plan’s earnings and (f) the forfeitures of terminated participants’ nonvested accounts.  ESOP allocations and Company discretionary contributions are based upon the relationship of the participant’s compensation to total eligible Plan compensation for the Plan year.  Eligible compensation is limited for any participant to $265,000 for the plan year beginning in 2015, and $260,000 for the plan year beginning in 2014.  Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the ESOP loan.  Dividends earned on allocated Bancorp common shares are credited to participant accounts in the form of Bancorp stock equal to the fair market value of the stock at the time of the dividend.  Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur.  Forfeitures allocated for the years ended September 30, 2015 and 2014, totaled $7,376 and $8,618, respectively for the ESOP part of the Plan.  For the years ended September 30, 2015 and 2014, the forfeitures from other plan accounts totaled $4,802 and $1,056, respectively.

Benefit Payments

On termination of service, a participant whose vested Plan accounts totaled $1,000 or less will receive a lump-sum amount equal to the value of the vested interest in his or her account.   A participant whose vested Plan accounts exceed $1,000 may leave the funds in the Plan or elect to receive his or her vested interest in either a lump sum distribution or a distribution over a certain period in monthly, quarterly, semiannual or annual installments. For plan years beginning on or after October 1, 2015, the above $1,000 thresholds increase to $5,000.  A participant’s vested Plan accounts will be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits.  All distributions from the 401(k) component are in cash. For plan years beginning on or after October 1, 2015, in-plan Roth conversion is permitted. Distributions from the ESOP component are in the form of Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2015, the Plan distributed 44,632 shares of Bancorp common stock from the ESOP component.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 1 – Plan Description and Basis of Presentation (continued)

Vesting

Participants are immediately vested in all 401(k) contributions, rollover and safe harbor profit sharing contributions, plus actual earnings thereon.  Vesting in the Company’s discretionary contribution portion of accounts and the ESOP, plus earnings thereon, is based on years of credited service.  Participants gradually vest in these accounts, and are fully vested after six years of credited service.  A participant’s account also becomes 100 percent vested upon attaining the age of 65 while actively employed, or if the participant’s separation from service is a result of death or disability.

ESOP Component Diversification

Diversification is available to a participant that has three years or more of service with the Company.  These participants may diversify their entire ESOP balance or any portion they choose.  The divestment may be directed into the same fund choices available for the 401(k) component of the Plan.  Divestment and reinvestment may occur once a month.  During the Plan year ended September 30, 2015, there were 7,168 shares diversified out of the ESOP component of the Plan.

Plan Amendments and Termination

The Company reserves the right to amend and terminate the Plan at any time, subject to the Plan’s provisions.  Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code.  In the event of Plan termination, participants become 100 percent vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of American (“U.S.”) (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments at September 30, 2015 and 2014 consist of common collective trust funds and Bancorp common stock; both of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan’s interest in the common collective trust funds are based on the fair values of the common collective trust funds’ underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian (Reliance Trust Company) and trustees (Reliance Trust Company and Pentegra Trust Company). Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (concluded)

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust fund.  Contract value for the common collective trust fund is based on the net asset value of the fund, as reported by the investment manager.  The statements of net assets available for benefits present the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  The Company has applied the provisions for reporting of fully benefit-responsive investment contracts to the statement of net assets available for benefits as of September 30, 2015 and 2014.

Note 3 – Tax Status

The Plan obtained its latest determination letter dated September 26, 2013, in which the Internal Revenue Service stated that the Plan, as designed, was in formal compliance with the applicable requirements of the Code. On November 5, 2015, the Plan was submitted to the Internal Revenue Service for a determination regarding the Plan’s continued tax qualified status in form.

Note 4 – Administration of Plan Assets

Certain non-fiduciary administrative functions of the Plan are performed by officers and employees of the Company who do not receive compensation from the Plan.  The Company also retained the services of a third party to perform administrative functions.  Administrative expenses are paid directly by the Company and totaled $34,959 for the year ended September 30, 2015.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 5 – Investments

The following presents separately identified investments that represent five percent or more of the Plan’s net assets and Bancorp common stock at September 30, 2015:

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Bancorp common stock
Number of shares	284,023	554,745	123,437	962,205

Market value	$3,093,011	$6,041,159	$1,344,243	$10,478,413

State Street Global Advisors Common Collective Trust Short Term Investment Fund	1,536,749	--	--	1,536,749

State Street Global Advisors Russell 2000 Index SL Series Fund – Class A	1,105,649	--	--	1,105,649

State Street Global Advisors S&P 500 Flagship SL Series Fund – Class A	1,086,599	--	--	1,086,599

Other (including common collective trust funds)	6,180,276	--	--	6,180,276

Total investments at fair value	$13,002,284	$6,041,159	$1,344,243	$20,387,686

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 5 – Investments (continued)

The following presents separately identified investments that represent five percent or more of the Plan’s net assets and Bancorp common stock at September 30, 2014:

	Participant	Nonparticipant-Directed
	Directed	Allocated	Unallocated	Total
Bancorp common stock
Number of shares	302,762	564,111	158,702	1,025,575

Market value	$3,191,111	$5,945,741	$1,672,708	$10,809,560

State Street Global Advisors Common Collective Trust Short Term Investment Fund	1,617,397	--	--	1,617,397

State Street Global Advisors Russell 2000 Index SL Series Fund – Class A	1,317,587	--	--	1,317,587

State Street Global Advisors S&P 500 Flagship SL Series Fund – Class A	1,253,631	--	--	1,253,631

State Street Global Advisors Moderate Strategic Balanced SL Fund	1,157,606	--	--	1,157,606

Other (including common collective trust funds)	4,945,233	--	--	4,945,233

Total investments at fair value	$13,482,565	$5,945,741	$1,672,708	$21,101,014

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 5 – Investments (continued)

During the year ended September 30, 2015, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during each period, appreciated in value as follows:

Stable value common collective trust fund	$20,275
Other common collective trust funds	22,576
Bancorp common stock	269,180

Net appreciation in fair value of investments	$312,031

The Stable value common collective trust fund is administrated by MetLife.  The average yield and crediting interest rates were approximately 2.0% and 2.6%, respectively for the Plan year 2015.  The average yield and crediting interest rates were approximately 1.8% and 2.4%, respectively for the Plan year 2014.

Note 6 – Related Party Note Payable

The Plan’s term loan agreement with Bancorp (a related party) maturing March 31, 2019, has an interest rate of 8.5 percent and annual payments of $588,870.  The note is guaranteed by the Company and remains partially collateralized by unallocated shares of Bancorp common stock.

Note 7 – Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan.  In addition, the Company is obligated to make an annual safe-harbor contribution of three percent of eligible compensation into the 401(k) component which totaled $312,985 for the year ended September 30, 2015.  At the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the 401(k) component of the Plan.  For the year ended September 30, 2015, there was no such discretionary contribution.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statement of net assets available for benefits.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 9 – Fair Value of Investments

The authoritative guidance established a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques in fair value calculations.  The three levels of inputs are defined as follows:

Level 1 – unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company.
Level 2 – inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 – inputs that are unobservable in the marketplace and significant to the valuation

The guidance on fair value of financial instruments requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs.  If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The following table summarizes the balances of assets measured at fair value on a recurring basis at September 30, 2015 and 2014:

	Fair Value
2015	Level 1	Level 2	Level 3	Total

Available for Sale Securities
Bancorp common stock	$10,478,413	$--	$--	$10,478,413
Stable value common collective trust funds	--	--	968,624	968,624
Other common collective trust funds	--	8,940,649	--	8,940,649
Total	$10,478,413	$8,940,649	$968,624	$20,387,686

	Fair Value
2014	Level 1	Level 2	Level 3	Total

Available for Sale Securities
Bancorp common stock	$10,809,560	$--	$--	$10,809,560
Stable value common collective trust funds	--	--	711,865	711,865
Other common collective trust funds	--	9,579,589	--	9,579,589
Total	$10,809,560	$9,579,589	$711,865	$21,101,014

Note 10 – Subsequent Events

On October 2, 2015 the plan administrator changed from Pentegra Retirement Services to LT Trust and the trustees changed from Reliance Trust Company and Pentegra Trust Company to LT Trust.

Notes to Financial Statements

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015 and 2014

Note 11 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of differences between net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2015:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$38,040	$1,536,749	$1,574,789
Common collective trust funds	9,909,273	(1,560,747)	8,348,526
Adjustment from fair value to contract value of fully benefit responsive investment contracts	(23,998)	23,998	--
Total	$9,923,315	$--	$9,923,315

The following is a reconciliation of differences between net assets available for benefits per the financial statements to the Form 5500 for the year ended September 30, 2014:

	Account Balance per Financial Statements	Variance	Balance per Form 5500

Cash and cash equivalents	$44,551	$1,617,397	$1,661,948
Common collective trust funds	10,291,454	(1,618,954)	8,672,500
Adjustment from fair value to contract value of fully benefit responsive investment contracts	(1,557)	1,557	--
Total	$10,334,448	$--	$10,334,448

The Plan’s Administrator has classified the Plan’s State Street Global Advisors Common Collective Trust Short Term Investment Fund as a cash equivalent for reporting on the Form 5500.  This investment has been classified as an investment for financial statement reporting purpose.

Supplemental

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2015

EIN:            20-5645878
Plan #:       002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Stable Value Common Collective Trust Fund
MetLife	Pentegra Stable Value Fund, at fair value	$ *	$ 968,624

Employer Stock
**Timberland Bancorp, Inc.	Common Stock – 678,182 Shares	5,082,974	7,385,402

**Timberland Bancorp, Inc.	Common Stock – 284,023 Shares	*	3,093,011
			10,478,413
Other Common Collective Trust Funds
State Street Global Advisors	Common Collective Trust Short Term Investment Fund	*	1,536,749

State Street Global Advisors	Russell 2000 Index SL Series Fund – Class A	*	1,105,649

State Street Global Advisors	S&P 500 Flagship SL Series Fund – Class A	*	1,086,599

State Street Global Advisors	Moderate Strategic Balanced SL Fund	*	984,834

State Street Global Advisors	Aggressive Strategic Balanced SL Fund	*	754,439

State Street Global Advisors	Daily EAFE Index SL Series Fund – Class T	*	549,738

State Street Global Advisors	Russell Large Cap Value Index NL SF CL A	*	418,566

State Street Global Advisors	S&P Midcap Index SL Series Fund – Class A	*	364,652

State Street Global Advisors	NASDAQ 100 Index Non-Lending Fund Series A	*	353,067

State Street Global Advisors	Russell Large Cap Growth Index NL SF CL A	*	316,643

State Street Global Advisors	Passive Bond Market Index SL Series Fund A	*	278,767

State Street Global Advisors	REIT Index Non-Lending Series Fund – Class A	*	241,684

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)
Timberland Bank Employee Stock Ownership and 401(k) Plan

September 30, 2015

EIN:            20-5645878
Plan #:       002

(a) and (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Other Common Collective Trust Funds (continued)
State Street Global Advisors	Long US Treasury Index SL Series Fund Class A	*	199,726

State Street Global Advisors	Conservative Strategic Balanced SL Fund	*	177,958

State Street Global Advisors	Target Retirement Fund 2025	*	149,988

State Street Global Advisors	Target Retirement Fund 2020	*	111,716

State Street Global Advisors	Target Retirement Fund 2015	*	111,573

State Street Global Advisors	Target Retirement Fund 2035	*	86,898

State Street Global Advisors	Target Retirement Fund 2045	*	60,973

State Street Global Advisors	Target Retirement Fund 2055	*	18,802

State Street Global Advisors	Target Retirement Fund 2030	*	13,180

State Street Global Advisors	Target Retirement Fund 2040	*	11,171

State Street Global Advisors	Target Retirement Fund 2050	*	6,433

State Street Global Advisors	Target Retirement Income Fund	*	844
			8,940,649
			$20,387,686

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest